Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

NJBIZ

NJBIZ Conversations: David Rosenberg

Tuesday, July 13, 2021, 8:00 AM Eastern

CORPORATE PARTICIPANTS Jeffrey Kanige - NJBIZ Host David Rosenberg - AeroFarms’ Co-founder and CEO

Jeffrey Kanige

Hello. And welcome to NJBIZ conversations. I'm your host, Jeffrey Kanige. My guest today is David Rosenberg. He is the co-founder and CEO of AeroFarms, which is a vertical farming company based in Newark. David, welcome.

David Rosenberg

Thanks, Jeff. Great to be here.

Jeffrey Kanige

Now, I was interested in talking to you now because you have a deal in place with the Special Purpose Acquisition Company that (INAUDIBLE) you being listed on the NASDAQ. But before we get there, for our viewers who are unfamiliar with vertical farming, it pretty much is exactly the way it sounds, as they can see behind you. But can you explain what you do and why it's different from standard agriculture?

David Rosenberg

Yeah. So we defined vertical farming as layer upon layer of farming. We grow without sun, without soil. You might say, wait, how do you grow without sun or soil? Plants don't need sun. They need spectrum. So we give them different spectrum intensities, frequencies using LEDs, Light Emitting Diodes. They don't need soil. They need nutrients and micronutrients.

So we give certain nutrients and micronutrients. For us, the aero in AeroFarms is aeroponically through nutrient delivery system. But the idea is to grow locally at scale. So you can see one of the big farms behind me is in Newark, New Jersey. It's also where our headquarters are, to enable local food production at scale and really disintermediate the supply chain and democratize, essentially, food manufacturing. We can build these anywhere, whether it's the equator or the North Pole.

Jeffrey Kanige

Okay. Well, that was leading to a couple of my questions. The first was, what are the advantages over standard agriculture? The answer, I guess, is because you couldn't really have a traditional farm in the middle of Newark. But you are. You're able to do this there. Yes?

David Rosenberg

So that's a big part of it. And that was part of--as a kid from New York City, not from the agriculture space, that was part of my investment thesis, if you will, as co-founder was, let's build farms everywhere. One of the hottest trends in retailing is fresh, local. So here we check that box. What I didn't appreciate in terms of the value was, we're actually, I would argue, unlocking plant science in ways that haven't really been unlocked.

If you think of the process of the scientific method, you have to isolate a variable and test an assumption. And that's really hard to do in the field, because there are too many uncontrolled variables. But that's exactly what we do at AeroFarms, isolate a variable to test an assumption, to really understand what's going on in the plant, and therefore able to grow great product. So for your audience in the area, if you don't mind me saying, people could buy a product at ShopRite, Fresh Direct, Amazon Fresh, Whole Foods, (INAUDIBLE).

There are all these different customers. And you will probably say, wow, this is the best tasting product, kale, arugula, watercress, Asian greens, mustard greens, I've ever had. And there's zero pesticides. Most people that buy organic think they're getting no pesticides. Not true, you're typically getting organic pesticides. But this doesn't have organic pesticides. It has zero. So it is clean product. You don't need to wash it because there's nothing to wash off. You just eat it. And it's much healthier product, much better product. Highly encourage people to be customers, because it not only tastes great, it's healthy. And it was not necessarily one of the obvious value propositions. And then you also have other value propositions.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

The world's lost 30% of its farmland in the last 40 years. Okay. We have population growth. So we have all these macro trends that are not going in our favor as humanity. So we're coming up with a new paradigm of how we feed humanity, and in doing so, in a more environmentally smart way. And we're adding a lot of value to our local communities as well.

Jeffrey Kanige

Okay. Well, that leads to another question. As you know, New Jersey, and particularly urban areas in New Jersey, have a real problem with food deserts, where folks, particularly in urban areas, can't get wholesome, healthy food, and so turn to fast food, processed foods, and things like that. Since you can locate in cities, is this a potential way out of those kinds of things? You mentioned some of the retailers. But is this a way to, sort of, get to a point where folks can get better food?

David Rosenberg

It is. So you’re right. There are food deserts. It's a big problem in our societies, especially in the U.S. And this is another part of the value proposition. As an example, in Newark, and we're in Newark. Newark has a like a social, economic demographic that's challenged at times. So here we're providing not only jobs, not only inspiration to the communities from a tech standpoint, but like you said, we're helping alleviate those food deserts.

Local retailers, local food service companies, like Seabra’s in Newark, to help sell product. And we're also working with food banks. We just are rolling out a program in Jersey City, also in Newark, to build what we call community farms. And we're inspiring people, especially young people to have the right eating habits. It's not about how many calories one intakes. It's about how much nutrition one intakes. And often we're eating the wrong foods.

And changing human behavior is tough. And we notice at our farms, we have free salads quite often. And we have a saying, people that eat together stay together. So we have these free salads. And we notice people of a lower socioeconomic demographic don't eat the salads. And further realize, if you don't grow up eating this kind of kale, arugula, watercress, and so forth, after a certain age, it just looks like a funny looking green food. So you have to build those eating habits early on. And as such, we're putting farms in communities, getting the kids engaged in the growing.

Even though it's not your average farm, it's a farm, nonetheless. Get them involved in seeding, growing, harvesting, Michelle Obama visited one of these farms that we built a Newark that's had great impact on the kids. And this is an initiative we're rolling out. Mayor Fulop, a very forward-looking mayor, is putting this together in Jersey City. And we're proud to be his partner in doing so.

Jeffrey Kanige

Right. You mentioned the Jersey City. I spoke to the CEO of Jersey City Medical Center a few weeks ago. And he mentioned this because it was a big part of their community health program and getting that going. And they saw it as part of their mission to do this. So it was--I'm glad you mentioned that. So are there places that you can't build? Are there ideal locations. How do you assess where you can put one of these things?

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

David Rosenberg

So we can build it, like I said, anywhere, whether it's the equator or the North Pole. That said, the value proposition is different depending where what builds it. As an example, you may have seen the news we announced earlier this week that we've broken ground on our Abu Dhabi facility.

Jeffrey Kanige

Yes.

David Rosenberg

The United Arab Emirates, this is $100 million project. And there, in the UAE, they import 90% of their produce. So here again, our value proposition, producing local food, especially in a COVID world where people see empty shells, there's a food security element here. And they are de-risking their food security. And they don't have as much water in the region as much arable land, farmland in the region. Like I said, we grow with no farmland, essentially, and a lot less water. And there's a lot of technology there that enables that to happen and grow great plants. So we're building facilities over there.

And in some cases, you're reducing the cost of distributing, air freighting produce. And by the time it gets there, it's already been many days old, so the quality is not as good. So it's like, everyone wants better, faster, cheaper there. In some places of the world, the value proposition maybe better, faster, cheaper. In New Jersey, it may be better, faster, same cost. But in places like that, it might be what everyone wants. And so, the value proposition is different in different markets and parts of the world. Our focus is, in North America, as part of going public, we've committed to the market, building about 16 farms in North America. We've already broken ground off a farm in Virginia. Five buildings in New Jersey.

And we're going to continue to invest in New Jersey where our headquarters is, but certainly expanding in other parts of North America as well. And there are different inputs that they gave some of them that make the market more attractive or less attractive. And right now, are certainly prioritizing the ones that are more attractive. But as we continue to reduce capital costs, operating costs, grow new varieties of plants, of which we've grown 550 different varieties of plants, the amount of impact we have is going to increase as we could build more farms and grow more types of products that people want to enjoy.

Jeffrey Kanige

Okay. Well, that leads me to my next question, which is, it seems like you're focused on greens, arugula, watercress, as you said, mustard greens, kale. Was that a choice? Or are you limited to that by your technology? Could you eventually grow vegetables and fruits and things like that?

David Rosenberg

Well, we not only can, we do.

Jeffrey Kanige

Oh, you do. Okay.

David Rosenberg

I'll give you the best strawberries you've ever had. We have a partnership with porter (PH) fruit, which is the 800 pound gorilla and blueberry production. (INAUDIBLE) blueberries. So we've we grow plants that are 20 feet long. So it's not intuitive. But from a commercialization standpoint, most of what we've commercialized are our leafy greens. And the reason is several fold. One is first spoilage. 60% of leafy greens that come off the farm spoil before they get eaten. That's an astonishing number, if you think of all the waste in our supply chain.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

I first intellectually looked at it as a supply chain play. Now, we're adding other values like taste, texture, zero pesticides, and so et cetera, et cetera. But mostly, there’s a lot of centralized production in our food manufacturing systems, especially in the U.S. We've really worked to have--really drive down costs. As such, we have centralized food manufacturing. About 90%, 95% of the leafy greens are grown on the west coast, whether it's Central Valley, Salinas, San Joaquin, Arizona, New Mexico, Mexico and so forth. And then they move over. So that's one of the reasons there's a lot of spoilage.

Once you harvest a plant, it starts dying. So you kind of have to put it on an ambulance. Get it to where people are going to eat it. And you want to eat it fast. But it starts dying, so you want to grow it, ideally, closer to where the mouths are. That's why local food is--increasing local food from a retail perspective is increasing at about 7% a year. But leafy greens in the field grow at about 30 to 40 days, but only have 3 crop turns a year. And conversely, the way we grow the same plant, we have about 26 crop trims here.

Jeffrey Kanige

Wow.

David Rosenberg

So (INAUDIBLE) and this is unique to AeroFarms. We're able to grow a plant very quickly. But also with fully controlled agriculture, we get to grow up without seasonality. And so 26 harvests versus 3, because of seasonality and because we grow it faster, that's a huge difference.

Jeffrey Kanige

Absolutely.

David Rosenberg

So productivity per square foot is significantly higher, especially in a place like New Jersey, where it's hard to grow these types of crops. There are other advantages. Food safety. The biggest group of foods with food contamination is leafy greens. 11% of all food contamination is leafy greens. I think we operate the safest farm in the world. listeria, salmonella, e. coli, we all remember the recall this past week--

Jeffrey Kanige

--Yes. Yes--

David Rosenberg

--This year, last year, et cetera, et cetera. It seems like it's happening with much greater frequency. And also, extreme volatility of climate of temperatures makes it harder for the farmer. So here there's a lot of de-risking of the supply chain in doing so. And my biggest surprise, again, we’re winning out taste and texture. So I hope your audience buys our stuff again. AeroFarms, easiest on Fresh Direct, or wherever you buy it.

Jeffrey Kanige

Okay.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

David Rosenberg

Whole Foods. When you try it, try it without salad dressing. Just take a kale, you'll probably say, well, kale is usually very rough. It has little prickly things. It's very bitter. This is almost sweet and tender. Very unlike kale. Try our arugula. You'll say, wow, this is the most peppery arugula. Try our watercress. Watercress is considered a superfood. Calories in nutrition that you get from taking a calorie, it's number one. Kale is number two. Watercress is number one. Try our kale. It's so good that one of our suppliers made us their sole source supplier of watercress. And tried it at whole foods, for example, because it was just so much better than everything else. So my biggest surprise is we're winning on taste and texture.

Jeffrey Kanige

Okay. Well, I'll tell you, I will try your kale. Because if you can make a kale person out of me, then you will have succeeded wildly.

David Rosenberg

Jeff, come back to me. It will. And to put it in context, my 14 year old eats it like popcorn. If he's watching the movie, I'll take a clamshell of kale, give it to him, and he'll just eat it as movie popcorn. It’s that good.

Jeffrey Kanige

Okay. Okay. Well, I'll take you up on that. Now, there are other indoor farming companies, AppHarvest, BrightFarms, Gotham Greens. Do you consider them competitors? Or are you sufficiently different that you're not really bucking up against them?

David Rosenberg

They’re competitors. At the same time, we're all very much aligned. Actually, I know the CEOs of all of them. It's a somewhat small community. And a lot of good people in the community, we're all very mission driven. And the vast majority of products coming from California. Just to put things in perspective, there are several players that do over 100 million or hundreds of millions of pounds a year. Our next farm in Virginia that we're building is going to do about 2.4 million pounds. So it's drop in the bucket stuff, versus the big champ, or what's coming in other places.

And the whole category is also increasing at also about 7% a year in leafy green. So people are eating healthier. So there's a lot of market share to get from them. The macro climate of depletion of arable land, water, population growth, et cetera, are all blowing wind in our sails of all the companies you've mentioned. All the companies you mentioned our greenhouse growers. So they grow in a greenhouse. We grow in a vertical farm. And there are pros and cons of different systems.

Those systems are less expensive to build. But our productivity is higher per square foot because of the full controls. I would argue that our controls allow us to really pinpoint what the plant wants and give it what it wants to bring out superior taste and textures. Just because at the touch of a keystroke, we could get the temperature range within a tight margin, let's say 70 degrees plus or minus two. If you think of greenhouses, greenhouses get really hot.

Jeffrey Kanige

Right.

David Rosenberg

So there's a much greater variability that may not coincide with what the plant wants. So we're able to give the plant what it wants when it wants it, how it wants it, with more specificity. But that said, there's a time and a place in a region for some crops, using field farming, some crops using greenhouses, some crops using vertical farming. But I will say that the number of crops for vertical farming, I think, is going to increase because, as we continue to grow, reduce our capex and OPEX, what's now commercialized leafy greens, we're going to start commercializing new products. We're already growing them. We're working on (INAUDIBLE) then up and bringing them to market.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

Jeffrey Kanige

Okay. Well, that will be interesting to watch. Okay. Now getting to the deal that you have, which you announced I believe in March, a merger with Spring Valley Acquisition Corp, which is the SVAC I mentioned at the top. The last thing I saw about that was an S/4 (PH) filing from Spring Valley on June 22nd. I'm assuming everything is on track. You're still going forward. Everything is okay as far as that's concerned.

David Rosenberg

Yeah, it is. And so right now, people can buy our stock at SV, or check us out at SV. It’s the ticker.

Jeffrey Kanige

Right.

David Rosenberg

And it is going to be at ARFM--

Jeffrey Kanige

--Right--

David Rosenberg

--At the time of the de-SVACing (PH) which should be in about maybe the end of July, probably early to mid-August.

Jeffrey Kanige

Okay.

David Rosenberg

Depending on when the SAC comes back with the S/4. But, yes. We submitted our S/4. We have the comments back. And there's usually a couple rounds with the SAC. So going through that process, all going well. We got coverage from our first analyst, a firm called Lake Street. We had one of the most attended analyst days that our IR firm said they've been a part of. We had, I think, about 35 people attend our analyst day.

So there's tremendous interest and excitement around the company, around the industry. And I think the company's heading into this process, we had about $80 million in cash heading into the process, which Spring Valley, and now bring in another $300, raising another $350 million through the process. And we have a fully funded plan to build 18 farms bringing in--I'm sorry, 16 farms bringing in debt about 2023. And I think the enterprise value is this fair.

Our last raise, private raise, was about a 500 million post and yearly--the enterprise value of going public was about 800 to 850, depending on how you calculate the warrants. So it seems like a modest bump up to that. So I think there's--we left money on the table for, in my opinion, some good returns for shareholders, and good reason to get involved. And it's a good win for us as a company because we have some good money to put behind our growth, not only building farms, but as a technology company.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

We are constantly improving the technology. How do we reduce capital cost? How do we reduce operating cost? How do we grow new plants, grow them better, and commercialize them and utilize our platform in different ways? And when I say platform, I mean, we're innovating on genetics, on the plant biology, on the mechanical side, the environmental side, the operational side. We're very vertically integrated at AeroFarms. We have 291 (INAUDIBLE)--

Jeffrey Kanige

--No pun intended--

David Rosenberg

--Disclosures. 50 patents and pending patents, over 50 trade secrets. We are very much an IP machine. And we're connecting with--I know this is a New Jersey piece. We're connecting with other great New Jersey companies in the ecosystem. If I could spend a moment on that.

Jeffrey Kanige

Sure. Of course. By all means.

David Rosenberg

So Rutgers, we work with Rutgers. We work with NJIT. We work with--there's great agriculture in Rutgers.

Jeffrey Kanige

Well, the Agricultural Experiment Station is at Rutgers in New Brunswick. So, yes. I mean, it seems like there must be a fit there. So--

David Rosenberg

Yeah. Also, a great tasting lab, plate food science lab--

Jeffrey Kanige

--Oh, yeah. Plate food science. Huge. Yeah.

David Rosenberg

We've hired people from Stevens, from Princeton, as well. We’re working with Bell Labs. And this is an interesting one, if I could spend a moment--

Jeffrey Kanige

--Sure--

David Rosenberg

--So we realized, as an example, imaging. So we would image a plant. And when we--on the technology side, we're involved in what's called the MES as (INAUDIBLE) of the PLC, which is essentially, the MES that can be the user interface of how you interact with industrial controls the (INAUDIBLE) PLC or the industrial controls that allow us to seamlessly interact with sensors, valves, pumps, lights, fans, et cetera, et cetera.

But from a sensory standpoint, we also have imaging, machine imaging, machine learning, essentially AI. And we didn't have an elegant way of imaging every plant every day. Imagine a farm like the one behind me. And we would take out representative sets of plants, image it, and put it back. And that's clumsy. And we realized we need to partner with someone else to image every plant every day.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

We connected with our neighbor in Bell Labs here in New Jersey. 18 engineers, 1-8, came with us to work on this problem to solve it, brilliant engineers to image every plant every day. And that's the solution we came up with. We're rolling it out, or we expect to roll it out in our next farm. We worked out a deal where we benefit from this, and we have the rights to it in indoor ag, and they have the rights to the technology we co-developed outside of indoor ag--

Jeffrey Kanige

--Okay--

David Rosenberg

--A big win-win when we're working with our neighbors here in New Jersey. And for me, I very much like to say, let's not reinvent the wheel. Let's partner to accelerate innovation cycles. And we're finding those partnerships in a lot of areas and a lot of great companies in New Jersey.

Jeffrey Kanige

Okay. Well, the Chamber of Commerce will love to hear that, in terms of what a great state it is. So you actually anticipated--one of the questions was what you were going to do as a public company that you couldn't do as a private company. It sounds like mostly organic growth for the most part. Or are you thinking of it--acquisitions for technology for example? What do you foresee or anticipate being the main focus once the deal goes through?

David Rosenberg

It's mostly organic growth, where we're hiring a bunch of people. We have brilliant people as part of the company, what I'm most proud of. We have applicants--we had a job posting recently. We had 9,000 applicants. In another job posting, and we had 1,500 applicants. So there's just tremendous talent coming to the company. And so there's a lot of organic growth, building farms, growing new products, et cetera. From an M&A standpoint, it's not a driver for us, actually. I don't think there's a roll up play here, just because a lot of the other vertical farming companies I see, I don't look at them and see smart technology.

Jeffrey Kanige

Okay.

David Rosenberg

I think most people in the space look at this as an execution play, when it's really an innovation and execution. And they don't really--a lot of players don't understand scale and what it is to scale. So when I periodically look at other players, I don't see things I like. And it's not worth the effort of trying to integrate.

Jeffrey Kanige

Right.

David Rosenberg

That said, the integration is in not intuitive places where there's specific technology, sometimes outside of industry, that's relevant to our industry. I gave the example of imaging. But there's a lot of examples like that where we integrate technology into our platform. And I use the word cloud form really intentionally because it's all these mechanical, operational, environmental pieces that come together, genetics. We have a lot of partnerships in genetics. (INAUDIBLE) you've heard of CRISPR-Cas9, the Nobel Prize in Chemistry in 2020 went to the developers of this genetic editing tool, CRISPR-Cas9. We, as an example, co-developed the first in the world CRISPR-Cas9 product.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

Jeffrey Kanige

Okay.

David Rosenberg

So this is like Time magazine cover kind of stuff. And we’re not a genetics company. We have geneticists on our team. But we partner with other genetics companies to innovate and help, in some cases, their innovation cycles. So we are very technology focused. And if there's an opportunity from an M&A standpoint, we're open to it and excited by it. But it's usually in specific technology that helps the platform.

Jeffrey Kanige

Okay. Well, you're being very generous with your time. Before I let you go, I just wanted to ask you one more thing, and that has to do with the pandemic. I mean, I'm assuming you were able to operate from the pandemic. You must have been an essential business growing food. Were you able to continue? And more to the point, more interestingly, what do you see going forward? How do you see the next 6 months, 12 months? What are you anticipating? What are you planning for in terms of the economy as a whole?

David Rosenberg

Yeah, a couple points here. So yes, we were proud to say we didn't lay people off--

Jeffrey Kanige

--Okay--

David Rosenberg

--Through the process. And it was tough for several reasons. One, a whole bunch of our customers are food service, restaurants--

Jeffrey Kanige

--Right--

David Rosenberg

--Cafeterias and so forth. That just fell off like a cliff.

Jeffrey Kanige

Absolutely--

David Rosenberg

--So we had to pivot to retailers, supermarkets. And their distribution centers were in chaos as people were prioritizing long shelf-life items like toilet paper, canned goods, things like that. So it certainly had its challenges. We had to increase our retail capacity and change our customer mix around. And then, the other challenge was, we needed to implement social distancing. And social distancing and the growing side is fine. But in packaging, so you hear of the meat packing industry having challenges.

Jeffrey Kanige

Yes.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

David Rosenberg

Similar to our processing, packaging areas, because these are areas where it's difficult to design like shoulder to shoulder. So all of a sudden, we had to bring in other packaging lines to spread out and social distance. So that had its own set of challenges as the people don't want to travel and come to help with this sort of equipment. But again, proud to say we worked through it and without layoffs. And I think that helped us poise for growth, and as things open up really, work with customers without missing a beat.

That's one side. In terms of like the change in society, it's funny. I mentioned earlier, food security. So people are more aware, especially nation states, of food security as an issue. Like the Middle East, they see--and other places like that. They see the risks from a food security, political security standpoint. And there's a greater interest in what we do and how we could decrease their security concerns. And that's going to be a bigger part of what we do. One of the other reasons we're in the UAE is as a regional hub. And we expect to build more facilities over a tremendous amount of demand that we want to respond to there.

And then, additionally, what we see coming out of COVID is human behavior. So we just had a rebranding rebrand our product. Used to be branded as Dream Greens. Now, we branded as AeroFarms. We used to lead with the what. Now we leave with the one and the how, meaning people were interested in what the product is, less so how it was grown. Now, we find people are interested with the how it's grown--

Jeffrey Kanige

--Okay--

David Rosenberg

--And what it is. And AeroFarms allowed us to tell that more direct story celebrating--and people more often now are celebrating how we grow. They hear zero pesticides, not organic pesticides, zero pesticides, and they wonder how do you do it? So telling the how allows us to tell that story leading with technology, leading with brand as we connect with the retailers. And I think that also is a trend, not a fad, of what's going on. So we're excited by building new farms, using the capital to build new farms, expanding the technology, lead with brand to do so, and continue to bring in great people to our mission.

Jeffrey Kanige

Right. Yeah, I think you're right. I mean, the interest in the how, would predate--was growing before COVID. And there seem to be sort of a pause there, as you say, because priorities changed. But I think you're right, that that will only continue. And it's interesting that you're--you seem to be well positioned to take advantage of that as you go forward.

David Rosenberg

Yep.

Jeffrey Kanige

Okay. Well, that's good. That's a good place to leave it. David Rosenberg, Co-founder and CEO of AeroFarms, thank you very much for taking the time today. I really appreciate it.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern

David Rosenberg

Yeah. My pleasure, Jeff. Be well.

Jeffrey Kanige

Same to you. And thank you for watching. Until next time, stay safe, everyone.

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its Proxy Statement/Prospectus (Registration Number 333-255978), initially filed with the SEC on May 10, 2021. Additional information regarding the participants in the Proxy Statement/Prospectus solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley shareholders and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-4 (Registration Number 333-255978), initially filed with the SEC on May 10, 2021, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

NJBIZ
Tuesday, July 13, 2021, 8:00 AM Eastern